CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Camflo International Inc.

We have audited the balance sheets of Camflo International Inc. as at December 31, 2003 and 2002 and the statements of operations and deficit, cash flows and shareholders’ equity (deficiency) for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with generally accepted accounting principles in Canada applied on a consistent basis.

Vancouver, Canada	/s/ Amisano Hanson
April 23, 2004, except for Notes 6, 8 and 13 which are as of May 17, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, incurred substantial losses from operations and is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ Amisano Hanson
April 23, 2004, except for Notes 6, 8 and 13 which are as of May 17, 2004	Chartered Accountants

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash – Note 10	$ 51,868	$ 108,085
GST receivable	7,681	10,505
Corporation taxes receivable	3,377	-
Prepaid expenses	2,007	-

	64,933	118,590
Deferred charges – Note 3	26,188	38,286
Resources properties – Notes 4 and 13 and Schedule 1	1,343,504	216,247
Capital assets – Note 5	9,759	3,578

	$ 1,444,384	$ 376,701

LIABILITIES
Current
Accounts payable – Note 7	$ 604,511	$ 23,562

Loan payable – Note 6	104,256	90,756
Due to related parties – Note 7	-	123,079
Promissory notes payable – Notes 7 and 8	237,896	94,172
Convertible debentures payable – Notes 7 and 9	483,202	452,296

	1,429,865	783,865

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – Notes 10 and 13	2,002,491	1,169,016
Share subscriptions – Note 10	200,000	-
Deficit accumulated during the exploration stage	(2,187,972)	(1,576,180)

	14,519	(407,164)

	$ 1,444,384	$ 376,701

Nature and Continuance of Operations – Note 1

Commitments – Notes 4, 9 and 10

Subsequent Events – Notes 9, 10 and 13

APPROVED BY THE DIRECTORS:

/s/ Alan Crawford	/s/ Greg Burnett
Director	Director

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

	2003	2002	2001

Oil and gas sales	$ 51,805	$ -	$ -

Cost of sales
Depletion	28,954	-	-
Field expenses	16,880	-	-
Royalties	13,321	-	-

	59,155	-	-

Gross loss	(7,350)	-	-

General and administrative expenses
Amortization – capital assets	1,777	1,101	1,466
Amortization – deferred charges	12,098	7,657	-
Consulting fees – Note 7	24,696	-	44,750
Filing and transfer agent fees	25,431	18,514	10,135
Finance fees	-	15,000	-
Interest–convertible debentures – Note 7	70,906	52,296	-
Interest–loan payable	13,500	13,500	2,256
Interest–promissory notes – Note 7	13,002	31,418	31,167
Management fees – Note 7	102,000	60,000	60,000
Office and miscellaneous – Note 7	16,348	18,980	9,736
Office rent – Note 7	16,762	4,800	7,500
Professional fees – Note 7	17,686	18,292	28,864
Promotion	2,967	8,664	6,336
Telephone	7,984	2,775	1,800
Travel	23,576	16,024	3,174

	348,733	269,021	207,184

Loss before other item	(356,083)	(269,021)	(207,184)
Other item
Write-down of resource properties – Note 4 and Schedule 1	(37,931)	-	-
Write-off of abandoned resource properties – Note 4 and Schedule 1	(217,778)	-	(205,000)

Net loss for the year	(611,792)	(269,021)	(412,184)

Deficit, beginning of the year	(1,576,180)	(1,307,159)	(894,975)

Deficit, end of the year	$ (2,187,972)	$ (1,576,180)	$(1,307,159)

Basic and diluted loss per share	$ (0.14)	$ (0.12)	$ (0.37)

Weighted average number of shares outstanding	4,319,622	2,321,666	1,106,666

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities
Net loss for the year	$ (611,792)	$ (269,021)	$ (412,184)
Add items not requiring cash:
Depletion	28,954	-	-
Amortization – capital assets	1,777	1,101	1,466
Amortization – deferred charges	12,098	7,657	-
Finance fees	-	15,000
Write-down of resource properties	37,931	-	-
Write-off of abandoned resource properties	217,778	-	205,000
Changes in non-cash working capital balances:
GST receivable	2,824	2,641	5,077
Corporation taxes receivable	(3,377)	-	-
Prepaid expenses	(2,007)	-	1,000
Accounts payable	580,949	(7,624)	5,976
Due to related parties	7,643	355	(74,280)

	272,778	(249,891)	(267,945)

Financing Activities
Shares issued for cash	793,475	79,948	-
Share subscriptions	200,000	-	-
Convertible debentures payable	70,906	452,296	-
Deferred charges	-	(45,943)	-
Loan payable	13,500	13,500	77,256
Promissory notes payable	13,002	(24,028)	244,200

	1,090,883	475,773	321,456

Investing Activities
Resource properties	(1,411,920)	(193,247)	-
Acquisition of capital assets	(7,958)	-	-

	(1,419,878)	(193,247)	-

Increase (decrease) in cash during the year	(56,217)	32,635	53,511

Cash, beginning of the year	108,085	75,450	21,939

Cash, end of the year	$ 51,868	$ 108,085	$ 75,450

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ 8,736	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS EQUITY (DEFICIENCY)

for the years ended December 31, 2003, 2002 and 2001

 (Stated in Canadian Dollars)

				Deficit
				Accumulated
	Common Shares			During the
	Issued		Share	Exploration
	Shares	Amount	Subscriptions	Stage	Total
Balance, December 31, 2000	9,960,000	$ 925,068	$ -	$ (894,975)	$ 30,093
1 for 9 share consolidation	(8,853,334)	-	-	-	-
Net loss for the year ended December 31, 2001	-	-	-	(412,184)	(412,184)

Balance, December 31, 2001	1,106,666	925,068	-	(1,307,159)	(382,091)
Issue of shares for cash pursuant to a private placement – at $0.10	1,000,000	100,000	-	-	100,000
Less: share issue costs	-	(20,052)	-	-	(20,052)
Issue of shares for acquisition of resource property – at $0.10	150,000	15,000	-	-	15,000
Issue of shares for finders fee with respect to acquisition of resource property – at $0.10	80,000	8,000	-	-	8,000
Issue of shares for loan bonus – at $0.10	150,000	15,000	-	-	15,000
Issue of shares for settlement of debts – at $0.12	1,050,000	126,000	-	-	126,000
Net loss for the year ended December 31, 2002	-	-	-	(269,021)	(269,021)

Balance, December 31, 2002	3,536,666	1,169,016	-	(1,576,180)	(407,164)
Issue of shares for cash pursuant to private placements – at $0.30	2,666,667	800,000	-	-	800,000
Less: share issue costs	-	(10,000)	-	-	(10,000)
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.13	26,733	3,475	-	-	3,475
Issue of shares on conversion of debentures – at $0.10	400,000	40,000	-	-	40,000
Share subscriptions	-	-	200,000	-	200,000
Net loss for the year ended December 31, 2003	-	-	-	(611,792)	(611,792)

Balance, December 31, 2003	6,630,066	$ 2,002,491	$ 200,000	$(2,187,972)	$ 14,519

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

Schedule 1

(An Exploration Stage Company)

SCHEDULE OF RESOURCE PROPERTIES

for the years ended December 31, 2003 and 2002

	Alberta, Canada
	Snipe		Prairie	Black	Wimberly,
	Lake	Alexander	River	Creek	Texas, USA	2003	2002
Balance, beginning of the year	$ -	$ -	$ -	$ -	$ 216,247	$ 216,247	$ -

Property Acquisition Costs
Cash	7,993	42,000	-	-	-	49,993	178,890
Common shares	-	-	-	-	-	-	23,000

	7,993	42,000	-	-	-	49,993	201,890

Deferred Exploration Costs
Casing and accessories	14,910	46,450	-	132,171	-	193,531	-
Drilling	28,450	78,292	2,567	175,451	-	284,760	-
Engineering and site supervision	5,320	33,738	20,035	57,696	-	116,789	-
Equipment rental	3,100	55,410	21,536	36,163	-	116,209	14,357
Field costs and supplies	14,711	33,804	15,559	35,695	1,531	101,300	-
Land lease	80,640	14,593	1,488	28,850	-	125,571	-
Road construction	120,894	12,346	14,626	-	-	147,866	-
Testing and analysis	850	8,253	22,390	142	-	31,635	-
Transportation and trucking	12,400	118,878	33,408	79,580	-	244,266	-

	281,275	401,764	131,609	545,748	1,531	1,361,927	14,357

	289,268	443,764	131,609	545,748	217,778	1,628,167	216,247
Less:
Depletion of producing resource properties	-	-	(28,954)	-	-	(28,954)	-
Write-down of resource properties	-	-	(37,931)	-	-	(37,931)	-
Write-off of abandoned resource properties	-	-	-	-	(217,778)	(217,778)	-

Balance, end of the year	$ 289,268	$ 443,764	$ 64,724	$ 545,748	$ -	$ 1,343,504	$ 216,247

SEE ACCOMPANYING NOTES

CAMFLO INTERNATIONAL INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations – Note 4

The Company is in the exploration stage and is in the process of exploring and developing its oil and gas properties in Alberta, Canada.  During the year ended December 31, 2003, the Company abandoned its interest in an oil and gas property in Texas, USA.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which presume the realization of assets and discharge of obligations in the normal course of business for the foreseeable future.

The ultimate recoverability of amounts shown for resource properties is dependent upon the existence and discovery of economically recoverable oil and gas reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon the ability of the Company to attain future profitable production or proceeds from the sale the resource properties.

The Company’s ability to continue as a going concern is uncertain.  The Company has accumulated losses of $2,187,972 since incorporation and has a working capital deficiency of $539,578 at December 31, 2003.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s shares are publicly traded on the TSX Venture Exchange.

Note 2

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 15.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization

The Company was incorporated under the Business Corporations Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined by Alberta Securities Commission policy.  On July 4, 2001, the Company moved jurisdiction to the Yukon Territory.  The Company changed its name to Camflo International Inc. on September 27, 2001.

Principles of Consolidation

The financial statements for the years ended December 31, 2002 and 2001 include the accounts of the Company and the accounts of its inactive wholly-owned subsidiary, eteeoff.com Inc. (“eteeoff”).  Upon consolidation, all inter-company balances and transactions have been eliminated.  During the year ended December 31, 2003, the Company disposed of its 100% interest in eteeoff.  As a result of this disposal, the financial statements for the year ended December 31, 2003 are prepared on a non-consolidated basis.

Exchange Act Guide 7

The Securities and Exchange Commission’s Exchange Act Guide 7 “Description of property by issuers engaged or to be engaged in significant mining operations” requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable.  Accordingly, the Company has not been referred to as being a development stage company.

Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Royalties paid net of any tax credits received are included in oil and gas sales cost of sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Mineral Properties

Acquisitions of mineral properties are initially recorded at cost.  Direct exploration and developments costs are deferred.  When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves.  Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves.  On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

Capital Assets and Amortization

Capital assets are recorded at historical cost.  Amortization is calculated at the following annual rates:

Computer equipment

- 30% declining balance

Office equipment

- 20% declining balance

Amortization is calculated at one-half rates in the year of acquisition.

Deferred Charges

Deferred charges are recorded at cost and represent costs incurred with respect to issuing the convertible debentures.  These costs are amortized over the term of the debentures.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollar equivalents based at the exchange rate in effect at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate.  Exchange gains and losses are included in operations.

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares.  The dilutive effect of options, warrants and their equivalent is computed by application of the treasury stock method and the dilutive effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying values of cash and accounts payable approximate their fair values because of the short maturity of those instruments.  The fair values of loan payable, due to related parties, promissory notes payable and convertible debentures payable are also assumed to approximate their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 10, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation expense on stock options granted to employees and directors, as long as the Company discloses the pro forma effect of accounting for these awards as if the fair value method had been used.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they will be realized.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

Note 3

Deferred Charges

	2003	2002
Finders fees	$ 27,600	$ 27,600
Legal fees	18,343	18,343

	45,943	45,943
Less: accumulated amortization	(19,755)	(7,657)

	$ 26,188	$ 38,286

Note 4

Resource Properties

Snipe Lake

By a Farmout and a Transfer Agreement dated March 18, 2003, the Company acquired a 10% working interest in four sections of land located in Alberta, Canada.  The Company agreed to pay 10% of the costs of drilling and completing test wells.  The interest is subject to a convertible overriding royalty of 15%, which after payout, will convert to a 5% working interest on one of the four sections of land.  By drilling this well, the Company earns an option to participate in the remaining three sections on the same terms and conditions as the March 18, 2003 agreement.  As a result of grouping an adjacent license (the “Taurus Lands”) with this well, the Company earned a 3.75% interest in seven additional sections of land.

On July 23, 2003, the Company acquired a 5% working interest in two sections of land in the Snipe Lake area from Crown land sales for $5,278 and on August 6, 2003 the Company acquired a 3.75% working interest in an additional section adjacent to the Taurus Lands for $2,715.

Alexander

By a Farmout Agreement dated March 15, 2003, the Company acquired a 35% working interest in four sections of land in Alberta, Canada for $42,000.  The Company has agreed to pay 70% of the costs of drilling and completing four test wells on the property.  The agreement is subject to a convertible overriding royalty of 15% which after pay out will convert to a 35% working interest and the Company retaining a 35% net working interest.  The Company was granted the option to participate in additional wells on the property by paying 35% of well costs.  In addition, the Company was granted the option to participate in an additional three contiguous sections by paying 35% of well costs.

By a Farmout and Option Agreement dated December 1, 2003, the Company acquired a 27.5% working interest in one section of land in Alberta, Canada.  The Company has agreed to pay 50% of the costs of drilling and completing a test well.

Prairie River

By a Farmout Agreement dated March 1, 2003, the Company acquired a 21.5% working interest in one section of land located in Alberta, Canada. The company is required to pay 35% of the costs of drilling and completing a test well to earn its 21.5% working interest.  The Company was granted an option on three sections of adjoining lands by paying 40% of a seismic program and drilling an additional well at 100% working interest before payout and 49.5 % working interest after payout.  The Company renegotiated this option agreement and has agreed to participate as to a 51.25% working interest before payout reverting to a 31% working interest after payout.

At December 31, 2003, the Company performed a ceiling test on its Prairie River property and determined that a write-down of $37,931 was necessary to reflect the net realizable value of the property.

Black Creek

By a Participation Agreement dated October 28, 2003, the Company acquired a 68% working interest in three sections of land located in Alberta, Canada.  The Company has agreed to pay 68% of the costs of drilling and completing a test well.  The Company’s share of the estimated costs is $790,024.  To December 31, 2003, the Company had incurred costs totalling $545,748 in respect to the Black Creek prospect.  The Company’s interest reverts to a 34% working interest after payout.  The Company has the option to participate in three additional sections of adjoining lands.

Wimberly

By an agreement effective February 14, 2002, the Company acquired a 20% working interest and a 16% net revenue interest in the Wimberly prospect located in Jack County, Texas for consideration of $162,566 (US$100,000) and 150,000 common shares valued at of $0.10 per share.  The Company issued an additional 80,000 common shares valued at $0.10 per share as a finders fee for the Wimberly prospect.  During the year ended December 31, 2003, the Company abandoned its interest in the Wimberly prospect resulting in a write-off totalling $217,778.

Val d’ Or

The Company had the option to earn a 51% interest in 130 mining claims located in the Val d’Or region of Quebec.  During the year ended December 31, 2000, deferred development costs of $212,267 were written-off by management.  During the year ended December 31, 2001, the Company abandoned the property and wrote-off acquisition costs totalling $205,000.

Note 5

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 5,776	$ 2,420	$ 3,356	$ 1,158
Office equipment	10,214	3,811	6,403	2,420

	$ 15,990	$ 6,231	$ 9,759	$ 3,578

Note 6

Loan Payable

The loan payable is unsecured, bears interest at 18% per annum and is due on May 1, 2005.

Note 7

Related Party Transactions

The Company incurred the following charges by directors or companies with common directors:

	2003	2002	2001
Consulting fees	$ 23,020	$ -	$ 30,000
Interest – convertible debentures	14,338	10,459	-
Interest – promissory notes	10,525	23,616	28,751
Management fees	102,000	60,000	60,000
Office and miscellaneous	1,050	3,900	2,100
Office rent	1,200	4,800	7,500
Professional fees	3,500	-	-

	$ 155,633	$ 102,775	$ 128,351

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable is $7,702 (2002:  $Nil) owing to directors of the Company relating to unpaid expense reimbursements.

Due to related parties at December 31, 2003 of $Nil (2002:  $123,079) consists of amounts owing to directors of the Company or companies with common directors.  These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in promissory notes payable is $214,011 (2002:  72,764) owing to directors of the Company or companies with a common directors.

Included in convertible debentures payable is $104,798 (2002:  $90,459) owing to directors of the Company.

Note 8

Promissory Notes Payable – Note 7

The promissory notes payable are unsecured, bear interest at rates from 7.5% per annum to 15% per annum and are due on May 1, 2005.

Note 9

Convertible Debentures Payable – Note 7

The convertible debentures bear interest at 15% per annum and mature February 28, 2007.  The debentures and accrued interest are convertible into units consisting of one common share and one share purchase warrant at $0.10 per unit in years one and two, at $0.15 per unit in year three, at $0.20 per unit in year four or at $0.25 per unit in year five.  The share purchase warrants entitle the holders the right to purchase one common share for each warrant held at $0.10 per share for two years from the conversion date for conversions in the first two years, at $0.15 per share for one year for conversions in the third year, at $0.20 per share for one year for conversions in the fourth year or at $0.25 per share for one year for conversions in the fifth year.  A finders fee of $27,600 was paid with respect to this private placement.  Included in convertible debentures payable is $123,202 (2002:  $52,296) of accrued interest.

The Company may force conversion of these debentures up to and including the close of business on February 28, 2005, by redeeming the debentures if the Company’s shares trade in excess of $0.50 per share for a minimum of 90 days, at a redemption price equal to the principal amount being redeemed together with accrued and unpaid interest on the principal amount to the date fixed for redemption and all other moneys owing under this debenture and a penalty of six months interest payments.

On November 10, 2003, a $40,000 debenture was converted into 400,000 units at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof the right to purchase an additional common share at $0.10 until November 10, 2005.

On February 12, 2004, $360,000 of debentures were converted into 3,600,000 units at $0.10 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof the right to purchase an additional common share at $0.10 until February 12, 2006.

Note 10

Share Capital – Notes 9 and 13

i)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

ii)

Commitments:

Stock-based Compensation Plan

The Company has granted directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

A summary of the stock option plan as of December 31, 2003 and 2002 and the changes during the years then ended is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable, beginning of the year	133,666	$0.13	-	-
Granted	230,000	$0.30	133,666	$0.13
Exercised	(26,733)	$0.13	-	-

Options outstanding and exercisable, end of the year	336,933	$0.25	133,666	$0.13

At December 31, 2003, there were 336,933 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
106,933	$0.13	February 18, 2007
230,000	$0.30	September 3, 2008

336,933

As disclosed in Note 2, the Company does not record compensation expense on the granting of share purchase options to directors and employees. Disclosure of pro forma loss and loss per share figures had the Company elected to follow the fair value method using the Black-Scholes option pricing model are as follows:

	Years ended December 31,
	2003	2002	2001
Net loss for the year as reported	$(611,792)	$(269,021)	$(412,184)
Stock-based compensation	(36,800)	(18,713)	-

Pro forma loss for the year	$(648,592)	$(287,734)	$(412,184)

Pro forma basic and diluted loss per share	$(0.15)	$(0.12)	$(0.37)

The following assumptions were used for the Black-Scholes model:

	2003	2002	2001
Risk free rate	3.0%	3.0%	-
Dividend yield	0%	0%	-
Expected volatility	56%	196%	-
Weighted average expected option life	5 years	5 years	-

The weighted average fair value at the date of grant of the director stock options granted were as follows:

	2003	2002	2001
Weighted average fair value	$ 0.30	$ 0.14	$ -
Total options granted	230,000	133,666	-
Total fair value of options granted	$ 36,800	$ 18,713	$ -

At December 31, 2003, there were 4,066,667 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
1,000,000	$0.14	April 1, 2004
1,666,667	$0.30	October 7, 2004
1,000,000	$0.30	August 22, 2005
400,000	$0.10	November 10, 2005

4,066,667

Share Subscriptions

At December 31, 2003, the Company had received share subscriptions totalling $200,000 in respect to a flow through private placement of 400,000 units at $0.50 per unit.  Each unit consists of one flow-through common share and a one share purchase warrant entitling the holders thereof the right to purchase one non-flow-through common share for each two warrants held at $0.60 per share to January 30, 2005.  The units were issued on January 30, 2004.  The Company issued an additional 6,000 common shares as a finders fee with respect to the private placement.

At December 31, 2003, the Company had incurred exploration expenditures of $200,000 and has renounced this amount to the flow through shareholders effective December 31, 2003.  This amount will not be available to the Company for future deduction from taxable income.  At December 31, 2003, cash included $25,000 of flow through funds which was subsequently paid to a creditor.

Convertible Debentures

Note 9.

Note 11

Income Taxes

At December 31, 2003, the Company has accumulated non-capital losses totalling $1,223,695 which may be deducted from future years’ taxable income. These losses expire as follows:

December 31, 2004	$ 1,287
2005	53,765
2006	186,097
2007	185,705
2008	202,551
2009	269,130
2010	325,160

$1,223,695

At December 31, 2003, the Company has accumulated capital losses of $225,357 which may be deducted from future years’ taxable capital gains.

At December 31, 2003, the Company has accumulated Canadian exploration and development expenses of $417,227, Canadian oil and gas expenses of $1,210,389 and foreign exploration and development expenses of $225,993 which may be deducted from future years’ taxable income.

The significant components of the Company’s future income tax assets are as follows:

	2003	2002
Non-capital losses	$ 460,354	$ 422,808
Capital losses	42,390	42,390
Canadian and foreign exploration and development and oil and gas expenses	697,328	241,403

	1,200,072	706,601
Less: valuation allowance	(1,200,072)	(706,601)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions were excluded from the statements of cash flows:

Year ended December 31, 2003:

–

the Company issued 400,000 common shares at $0.10 per share in respect to the conversion of a $40,000 debenture.

–

the Company reclassified $130,722 from amounts owing to related parties to promissory notes payable.

Year ended December 31, 2002:

–

the Company issued 150,000 common shares at $0.10 per share in respect to the acquisition of a resource property.

–

the Company issued 80,000 common shares at $0.10 per share in respect to finders fee on the acquisition of a resource property.

–

the Company issued 150,000 common shares at $0.10 per share in respect to bonus shares relating to a loan payable.

–

the Company issued 1,050,000 common shares at $0.12 per share in respect to debt settlement agreements.

Note 13

Subsequent Events – Notes 9 and 10

Subsequent to December 31, 2003, the Company:

a)

issued 2,200,000 units at $0.45 per unit for gross proceeds of $990,000 pursuant to a private placement.  Each unit consists of one common share and one share purchase warrant entitling the holders thereof the right to purchase one common share for each warrant held at $0.45 per share until January 30, 2006.  The Company paid a finders fee of $68,857 with respect to this private placement.

b)

issued 1,000,000 common shares at $0.14 per share pursuant to the exercise of 1,000,000 share purchase warrants for proceeds of $140,000.

c)

issued 68,000 common shares at $0.45 per share pursuant to the exercise of 68,000 share purchase warrants for proceeds of $30,600.

d)

granted 400,000 share purchase options entitling the holders thereof the right to purchase one common share for each option held at $0.50 per share until February 23, 2009.

e)

entered into a Farmout and Option Agreement dated March 10, 2004, in which the Company acquired a 30% working interest in four sections of land in the Goose River area of Alberta, Canada.  The Company has agreed to pay 30% of the costs of drilling and completing a test well.  The Company’s interest reverts to a 18% working interest after payout.  The Company has the option to participate in eight additional sections of adjoining lands on the same terms as the March 10, 2004 agreement.

The Company acquired an additional 8% working interest in the Goose River test well as a result of a partner not participating in this well.  The additional interest has a 500% penalty payment associated against the non-participating party.  Once 500% of the total costs of this operation have been recovered the non-participating party will reacquire the 8% working interest from the Company.

f)

announced a proposed private placement of 1,200,000 units at $0.60 per unit for proceeds totalling $720,000.  Each unit consists of one common share and one share purchase warrant entitling the holders thereof the right to purchase one common share for each warrant held at $0.75 for one year.  A finders fee is payable in connection with a portion of the private placement.  This private placement is subject to regulatory approval.

g)

acquired a 20% working interest in seven sections of land in the Snipe Lake area of Alberta, Canada for $156,728.

h)

issued 100,000 common shares at $0.30 per share pursuant to the exercise of 100,000 share purchase warrants for proceeds of $30,000.

Note 14

Comparative Figures

Certain comparative figures as at December 31, 2002 and for the years ended December 31, 2002 and 2001 have been restated in order to comply with the financial statement presentation adopted for the year ended December 31, 2003.

Note 15

Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the US (“US GAAP”) exploration costs must be expensed as incurred.  Therefore an additional exploration expense is required under US GAAP.

Under Canadian GAAP, mineral properties are recorded at cost.  Where the reserves are insufficient to cover the carrying value of the mineral property, the carrying value will be written-down or written-off as appropriate.  Under US GAAP, a write-down to fair value is required.  Accordingly, no adjustment is required on the mineral property for US GAAP purposes.

b)

Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement.  Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement.  Therefore an expense of $Nil (2002:  $Nil;  2001:  $51,250) is required under US GAAP.

c)

The impact of the above on the financial statements is as follows:

	2003	2002	2001
Net loss for the year per Canadian GAAP	$(611,792)	$(269,021)	$(412,184)
Deferred exploration costs	-	-	-
Mineral property written off	-	-	205,000
Mineral property assignment agreement expense	-	-	(51,250)

Net loss for the year per US GAAP	$ (611,792)	$ (269,021)	$ (258,434)

Basic loss per share US GAAP	$ (0.14)	$ (0.12)	$ (0.23)

Weighted average number of shares outstanding per US GAAP	4,319,622	2,321,666	1,106,666